December 17, 2009

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Registration No. 333-162531
Export Development Canada — Registration Statement on Schedule B
Request for Acceleration

Dear Mr. Dudek:

Export Development Canada, as registrant in connection with the Registration Statement on Schedule B (Registration No. 333-162531) filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2009, as amended by Amendment No. 1 thereto filed with the SEC on December 17, 2009 (the “Registration Statement”), hereby requests that the effectiveness date of the Registration Statement be accelerated to 11:00 a.m. on December 17, 2009, or as soon thereafter as practicable.

Very truly yours,

/s/ Brian Laffin Brian Laffin Vice-President and Treasurer

cc:	William Doyle
Robert W. Mullen, Jr.